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                          September 25, 2023

       Lori J. Braender
       Senior Vice President, General Counsel,
       Aquestive Therapeutics, Inc.
       30 Technology Drive
       Warren, New Jersey 07059

                                                        Re: Aquestive
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 21,
2023
                                                            File No. 333-274609

       Dear Lori J. Braender:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
N. Sheppard at (202) 551-8346 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Anna Tomczyk, Esq